

John A. Perez
Chairman & CEO


1702 Macy Drive
Roswell, GA 30076


678-261-8605


jperez@cbautogroupinc.com


www.cbautogroupinc.com

Mr. John Perez is a visionary leader with broad-based automotive experience. He is resourceful and innovative, always searching out new ways to improve operations and elevate best-practices.

Mr. Perez's philosophy includes understanding how each part of an operation functions on a very deep level. He also knows it is imperative for companies to continuously review sources of competition outside their normal established competitors as technology, business dynamics, and global competition can create entirely new sources of competition. Mr. Perez believes above building profit, acquiring and retaining good customers must be every company's primary goal. Fearless and confident throughout his career, Mr. Perez is a well-respected auto executive who can pioneer an idea into a new business model.

Born in Cuba, at the age of 11, Mr. Perez was exiled alone to the U.S. to avoid communism. After attending middle and high school in Brunswick, Georgia, Mr. Perez earned a business degree from the University of Georgia. After a short period, teaching school at Charlotte Hall Military Academy, he began his automotive career, selling cars at Koons Ford in Washington D.C. In 1980, Mr. Perez became the youngest Dodge Dealer in the US at age 31, and within a short period the dealership became the highest volume Dodge dealership in the Southeast. In 1985, Mr. Perez purchased another underperforming Chrysler dealership in Atlanta and within 6 months it became the largest volume Chrysler dealership in the Southeast. Mr. Perez continued operating these dealerships until 1996 when they were sold to an auto group. Both dealerships were in the top 100 Chrysler dealers in the US. with volumes exceeding 6,000 vehicles per year.

In 1998, Mr. Perez became the CEO of Global Vehicles, which built sports utility vehicles and trucks powered by Ford in its main plant in Romania. The plant employed over 2,000 union workers plus supporting staff. The company had a distribution network of over 2,000 dealers in Europe, South America and the Caribbean, with additional assembly plants in Brazil and Spain. The company also provided distribution for Mahindra. Mr. Perez remained the company CEO until retirement in 2012.

Mr. Perez is the CEO and Founder of CB Auto Group, Inc. He resides with his wife, Lyli, and 21-year-old son, Jonathan, in Alpharetta, Georgia.